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03024233

FILE NO.
82 - 34708

), 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 JUL -1 AM 7:21

Re: SPL WorldGroup B.V. / File No. 82-34708 / Additional Submission
Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Amended extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated June 24, 2003 (in Dutch and accompanied by English translation), with an explanatory Annex; and
2. Bank statement, dated June 18, 2003, from ABN AMRO Bank N.V. regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,



Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(12th subm) 6-30-03fdx.com

FILE NO.
82 - 34708

03 JUL -1 AM 7:21


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap
Naam	:SPL Worldgroup B.V.
Statutaire zetel	:Amsterdam
Eerste inschrijving in het handelsregister	:06-04-1994
Akte van oprichting	:28-03-1994
Akte laatste statuten-wijziging	:05-06-2002
Maatschappelijk kapitaal	:EUR 3.403.351,62
Geplaatst kapitaal	:EUR 745.526,70
Gestort kapitaal	:EUR 745.526,70
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V.
Adres	:Teleportboulevard 140, 1043EJ Amsterdam
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam
Telefoonnummer	:020-5405800
Faxnummer	:020-6447011
Datum vestiging	:28-03-1994
Bedrijfsomschrijving	:Holding- en financieringmaatschappij
Werkzame personen	:0

Bestuurder(s):

Naam	:Winer, Trevor
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, Zuid-Afrika
Infunctietreding	:28-03-1994
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:Meresman, Stanley J.
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van Amerika
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 24-06-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Hobbs, C D ....
Geboortedatum en -plaats	:29-09-1943, Indianapolis, Indiana, Ver. Staten van Amerika ....
Adres	:9 Stone Dam Road, Bethel Connecticut 06801, ... Ver. Staten van Amerika ....
Infunctietreding	:28-09-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Folb, Lewis John ....
Geboortedatum en -plaats	:13-07-1945, Johannesburg, Zuid-Afrika ....
Adres	:15 Carmen Street, St Ives NSW 2075, Australië .
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

16,00 24-06-2003 Blad 00003 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708


KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00003

42,32

Zaandam, 24-06-2003

Voor uittreksel

mw. M.W. van Vulpen

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

Legal person:

Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 745.526,70
Paid up capital	:EUR 745.526,70
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0

Director(s):

Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 24-06-2003 Page 00002 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708



KAMER VAN KOOPHANDEL
AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Hobbs, C D
Date and place of birth	:29-09-1943, Indianapolis, Indiana, United States of America
Address	:9 Stone Dam Road, Bethel Connecticut 06801, United States of America
Date of entry into office	:28-09-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Folb, Lewis John
Date and place of birth	:13-07-1945, Johannesburg, South-Africa
Address	:15 Carmen Street, St Ives NSW 2075, Australia
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised

Issued by the chamber of commerce

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96



KAMER VAN KOOPHANDEL
AMSTERDAM

45,00 Zaandam, 24-06-2003

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: June 24, 2003

Changes registered with the Trade Register as evidenced by this extract:

- increase of the issued share capital ad EUR 105.84 per June 18, 2003, registered with the Trade Register by means of filing a Form 15.

FILE NO.
82 - 34708

[Translation from Dutch]

[logo ABN AMRO BANK]

Correspondence address:
Corporate Clients
Trust Sector Desk
PO Box 407
PAC AB5080
1000 AK Amsterdam

Baker & McKenzie
Attn Mr A. van Doorn
Leidseplein 29
1017 PS Amsterdam
020-6207475

Department:
Corporate Clients/Trust Sector Desk

Reference	**Telephone**	**Fax**	**Date**
5423.85.23/ap	0031(0)206295369	0031(0)203830455	June 18, 2003

Subject: Middle exchange rate USD June 18, 2003

Dear Mr Van Doorn,

We hereby inform you that on June 18, 2003 the middle exchange rate of the US Dollar is:

Exchange rate EUR 1.00 is USD 1.1700.

This information is given without any responsibility for ABN AMRO Bank NV.

Yours sincerely,
ABN AMRO Bank N.V.

<signature>

Arjan Molenaar
Relation Manager

ABN AMRO Bank N.V.,
having its registered office in Amsterdam,
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01